EXHIBIT 99.2

Algonquin Power & Utilities Corp. Announces Acquisition of three Regulated Water Utility Systems by Liberty Water Co.

OAKVILLE, ON, April 19 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that its wholly owned subsidiary Liberty Water Co. (“Liberty Water”) has entered into agreements to acquire three additional regulated water utility assets in the United States. These acquisitions, Louisiana Land and Water Co. (“LLW”), Noel Water Company (“Noel”), and KMB Utilities Company (“KMB”), will add approximately 7,400 customer connections to the Liberty Water family. Total consideration for the three acquisitions is US$8.3 million.

LLW, the largest of the three utilities serving approximately 6,000 customers near Monroe, LA, and KMB located in Missouri, both own and operate regulated water distribution and waste-water collection and treatment utility systems; Noel participates solely in the regulated water distribution utility business in Missouri.

LLW, Noel, and KMB are anticipated to have net regulatory assets for rate making purposes at closing of approximately US$6.5 million, US$0.7 million, and US$0.3 million respectively, representing a consolidated purchase price multiple of net regulatory assets of approximately 1.09x. With the consent of the Louisiana regulator, LLW will file a rate case promptly after closing of the acquisition with recent rate cases in Louisiana providing return on equity of approximately 9.5 -11%. At the Missouri facilities, recent rate cases have provided return on equity of 9.5% and 11.3% for Noel and KMB respectively.

“The acquisition of these attractive water and waste-water utilities businesses represents the continuation of APUC’s regulated utility growth strategy and Liberty Water’s objective to acquire assets in states with supportive regulatory environments”, commented Chief Executive Officer Ian Robertson. “These facilities, which increase Liberty Water’s customer count by approximately 10%, will be able to benefit from operation and administration synergies with our other nearby facilities in Texas and Missouri.”

Closings of the acquisitions are subject to certain conditions including state regulatory approval, and are expected to occur in the fall of 2011.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers . Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of the company’s most recent annual report, quarterly report and the Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, the company undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 19-APR-11